UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Tax Free Fund for Puerto Rico Residents, Inc.
(Name of Issuer)

Common Shares, $0.01 par value
(Title of Class of Securities)

87675M102
(CUSIP Number)

W. Heath Hawk
GAM Tower, 2 Tabonuco St., Suite 200

Guaynabo, Puerto Rico 00968

(770) 777-9373
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 15, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

(Page 1 of 14 Pages)

CUSIP No. 87675M102

1	NAME OF REPORTING PERSON Ocean Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Puerto Rico

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,479,364.25
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,479,364.25

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,479,364.25
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.3%[1]
14	TYPE OF REPORTING PERSON OO

1	The percentages used herein are based upon 11,125,588 shares of common stock outstanding, which represents the shares of common stock outstanding as of December 31, 2022, according to the Issuer’s annual certified shareholder report (the “Shareholder Report”) filed with the Securities and Exchange Commission (“SEC”) on March 9, 2023.

(Page 2 of 14 Pages)

CUSIP No. 87675M102

1	NAME OF REPORTING PERSON William Heath Hawk
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 17,978
	8	SHARED VOTING POWER 1,479,364.25
	9	SOLE DISPOSITIVE POWER 17,978
	10	SHARED DISPOSITIVE POWER 1,479,364.25

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,497,342.25
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.5%[1]
14	TYPE OF REPORTING PERSON IN

1	The percentages used herein are based upon 11,125,588 shares of Common Stock outstanding as of December 31, 2022, as disclosed in the Shareholder Report.

(Page 3 of 14 Pages)

CUSIP No. 87675M102

1	NAME OF REPORTING PERSON Ethan A. Danial
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IN

(Page 4 of 14 Pages)

CUSIP No. 87675M102

1	NAME OF REPORTING PERSON Brent D. Rosenthal
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IN

(Page 5 of 14 Pages)

CUSIP No. 87675M102

1	NAME OF REPORTING PERSON José R. Izquierdo II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IN

(Page 6 of 14 Pages)

CUSIP No. 87675M102

1	NAME OF REPORTING PERSON Roxana Cruz-Rivera
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IN

(Page 7 of 14 Pages)

CUSIP No. 87675M102

1	NAME OF REPORTING PERSON Mojdeh L. Khaghan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IN

(Page 8 of 14 Pages)

CUSIP No. 87675M102

The following constitutes Amendment No. 4 to the Schedule 13D filed by the undersigned (“Amendment No. 4”) to the Schedule 13D filed by the undersigned with the Securities and Exchange Commission (the “SEC”) on April 4, 2022, as amended by the Amendment No. 1 filed on April 18, 2022, Amendment No. 2 filed on April 28, 2022 and Amendment No. 3 filed on June 7, 2022 (collectively, the “Schedule 13D”). This Amendment No. 4 amends the Schedule 13D as specifically set forth herein.

Item 2. IDENTITY AND BACKGROUND

Item 2 is hereby amended and restated as follows:

(a)	This Schedule 13D is filed by:

(i)	Ocean Capital LLC, a Puerto Rico limited liability company (“Ocean Capital”);

(ii)	William Heath Hawk;

(iii)	Ethan A. Danial, as one of Ocean Capital’s nominees for the Issuer’s Board of Directors (the “Board”) for the Issuer’s 2022 annual meeting of shareholders (the “2022 Annual Meeting”);

(iv)	Brent D. Rosenthal, as one of Ocean Capital’s nominees for the Board for the 2022 Annual Meeting;

(v)	José R. Izquierdo II, as one of Ocean Capital’s nominees for the Board for the 2022 Annual Meeting (collectively with Messrs. Danial and Rosenthal, the “2022 Nominees”);

(vi)	Roxana Cruz-Rivera, as one of Ocean Capital’s nominees for the Board for the Issuer’s 2023 annual meeting of shareholders (the “2023 Annual Meeting”);

(vii)	Mojdeh L. Khaghan, as one of Ocean Capital’s nominees for the Board for the 2023 Annual Meeting (together with Ms. Cruz-Rivera, the “2023 Nominees” and, together with Ocean Capital, Mr. Hawk, the 2022 Nominees and Ms. Cruz-Rivera, the “Reporting Persons”).

(b)	The business address of each of Ocean Capital and Mr. Hawk is GAM Tower, 2 Tabonuco St., Suite 200, Guaynabo, Puerto Rico 00968. The business address of Mr. Danial is 954 Avenida Ponce De Leon, San Juan, Puerto Rico 00907. The business address of Mr. Rosenthal is 3 Drummond Terrace, Livingston, New Jersey 07039. The business address of Mr. Izquierdo is 70 Ponce de Leon Ave., Suite 160, San Juan, Puerto Rico 00918. The business address of Ms. Cruz-Rivera is 954 Ponce de Leon Avenue, Miramar Plaza, Ste. 404, San Juan, Puerto Rico 00907. The business address of Ms. Khaghan is 5151 Collins Ave., Miami Beach, Florida 33140.

(c)	The principal business of: (i) Ocean Capital is investing in various opportunities in the financial arena and transacting any lawful business in Puerto Rico financial arenas; (ii) Mr. Hawk is serving as President and Chief Executive Officer of First Southern, LLC, a financial services company; (iii) Mr. Danial is serving as Member and Manager at RAD Investments, LLC, an investment firm; (iv) Mr. Rosenthal is serving as Founder and Investor at Mountain Hawk Capital Partners, LLC, an investment fund; (v) Mr. Izquierdo is serving as Managing Member of Main Line Ventures LLC, a consulting firm; (vi) Ms. Cruz-Rivera is serving as Founder and CEO of TLVS LLC dba Tax Law and Venture Services, a law firm; and (vii) Ms. Khaghan is serving as Principal of the Morgan Reed Group, a diversified real estate and securities investment firm.

(d)	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Ocean Capital is organized as a limited liability company under the laws of Puerto Rico. Each of Messrs. Hawk, Danial, Rosenthal and Izquierdo and Mses. Cruz-Rivera and Khaghan is a citizen of the United States of America.

(Page 9 of 14 Pages)

CUSIP No. 87675M102

Item 4. PURPOSE OF TRANSACTION

Item 4 is hereby supplemented with the following:

On March 15, 2023, Ocean Capital sent a letter by email to the Issuer (the “2023 Notice”) providing notice of intent to (i) nominate the 2023 Nominees for election to the Board at the 2023 Annual Meeting, (ii) propose to repeal any provision of, or amendment to, the Issuer’s bylaws adopted by the Board without shareholder approval subsequent to March 25, 2022, the date of Ocean Capital’s nomination notice to the Issuer with respect to the 2022 Annual Meeting, (iii) propose to amend Article II, Section 8 of the Issuer’s bylaws to lower the quorum threshold for shareholder meetings from one-half to one-third of the outstanding shares entitled to vote and to add a supermajority voting standard for all future amendments of that section, (iv) propose to amend Article II, Section 8 of the Bylaws to clarify that the power to adjourn stockholder meetings belongs exclusively to stockholders and to add a supermajority voting standard for all future amendments of that section and (v) propose to terminate within sixty (60) days that certain Amended and Restated Investment Advisory Agreement between the Issuer and UBS Asset Managers of Puerto Rico (“UBS”), a division of UBS Trust Company of Puerto Rico, dated as of May 12, 2021, and all other advisory and management agreements between the Issuer and UBS. In connection with the submission of the 2023 Notice, Ocean Capital, Mr. Hawk and the 2023 Nominees intend to file a proxy statement for the 2023 Annual Meeting with the SEC.

The 2023 Nominees’ biographies are set forth below. Additional information regarding the 2023 Nominees and Ocean Capital’s proposals for the 2023 Annual Meeting can be found, once available, in the proxy statement for the 2023 Annual Meeting.

Roxana Cruz-Rivera, age 48, has more than 20 years of legal experience in a broad range of Puerto Rico and federal tax issues affecting large institutions. She is experienced as a former income tax professor, government tax specialist, policy developer and legal business counselor. Ms. Cruz-Rivera is currently the Founder and CEO of TLVS LLC dba Tax Law and Venture Services, a law firm. From November 2020 to August 2021, Ms. Cruz-Rivera served as Tax Director of the Tax Advisory Services Division of RSM Puerto Rico, LLC, a consulting firm. From 2018 to 2020, she practiced law as corporate and tax special counsel at Vidal, Nieves & Bauza, LLC, a law firm. She served as Deputy Secretary of the Treasury of the Puerto Rico Treasury Department from 2017 to 2018, where she assisted the Secretary of the Treasury in the supervision and direction of the Department. She was an independent law practitioner from 2013 to 2016 and provided legal counsel to multinational business clients specializing in pharma, tourism, manufacturing and energy. She served as Director and Legal Counsel at Puerto Rico Industrial Development Company from 2009 to 2013, partner at Goldman Antonetti & Cordova, a law firm, from 2005 to 2009, and legal advisor in the Puerto Rico Department of Treasury from 2002 to 2005. Mr. Cruz-Rivera also served as an adjunct professor at Universidad del Sagrado Corazon from 2003 to 2006. Ms. Cruz-Rivera received a B.B.A. in accounting, cum laude, from the University of Puerto Rico, a Juris Doctorate, magna cum laude, from the University of Puerto Rico School of Law, and an L.L.M. in taxation from the New York University School of Law. Ocean Capital believes Ms. Cruz-Rivera’s extensive legal and counseling experience at both the public and private sectors makes her qualified to serve as a director of the Fund.

Mojdeh L. Khaghan, age 55, is an attorney admitted to practice in Florida and New York. Since 1997, she has been employed as a principal of the Morgan Reed Group, a diversified real estate and securities investment firm with investments across the United States and Puerto Rico. Ms. Khaghan has specialized in securities litigation, stockholder class and derivative actions and trust and estate litigation. Her portfolio of civic engagement and service includes service with the Jackson Health System Financial Recovery Board and Public Health Trust (the governing body of one of the largest public hospitals in the United States, located in Miami) from 2013 to 2019, where she served as Treasurer and Chair of the Audit & Compliance Subcommittee from 2012 to 2015 and as a member of the Jackson Health System Pension Subcommittee (an employee pension plan with assets in excess of $1 billion) from 2018 to present. Ms. Khaghan has also served as Chair of the City of Miami Beach Budget Advisory Committee since 2020, as Commissioner of the Housing Authority of the City of Miami Beach since 2017 and on the Personnel Board of the City of Miami Beach from 2011 to 2016. Since 2020, Ms. Khaghan has served as a member of the Florida Bar Grievance Committee, Miami- Dade Subcommittee 11-B. Ms. Khaghan earned her B.A. from Columbia University in 1988 and her J.D. from Columbia Law School in 1991. Ocean Capital believes that Ms. Khaghan’s depth of experience in matters relating to securities law, investment and corporate governance, having served extensively in various high-level positions in private, non-profit, governmental and quasi-governmental organizations, makes her qualified to serve as a director of the Fund.

Except as set forth in the Notice, no Nominee is or would be an “interested person” of the Fund within the meaning of section 2(a)(19) of the 1940 Act.

(Page 10 of 14 Pages)

CUSIP No. 87675M102

Item 5. INTEREST IN SECURITIES OF THE ISSUER

(a) – (c) The aggregate percentage of shares of Common Stock reported to be owned by each Reporting Person is based upon 11,125,588 shares of Common Stock outstanding as of December 31, 2022, as disclosed in the Shareholder Report.

A.	Ocean Capital LLC

(a)	As of the close of business on March 17, 2023, Ocean Capital beneficially owned 1,479,364.25 shares of Common Stock.

Percentage: Approximately 13.3%

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 1,479,364.25

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 1,479,364.25

(c)	The transactions in the shares of Common Stock by Ocean Capital during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

B.	William Heath Hawk

(a)	As of the close of business on March 17, 2023, Mr. Hawk beneficially owned 1,497,342.25 shares of Common Stock.

Percentage: Approximately 13.5%

(b)	1. Sole power to vote or direct vote: 17,978

2. Shared power to vote or direct vote: 1,497,342.25

3. Sole power to dispose or direct the disposition: 17,978

4. Shared power to dispose or direct the disposition: 1,497,342.25

(c)	The transactions in the shares of Common Stock Mr. Hawk during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

C.	Ethan A. Danial

(a)	As of the close of business on March 17, 2023, Mr. Danial beneficially owned 0 share of Common Stock.

Percentage: 0.0%

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the shares of Common Stock by Mr. Danial during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

(Page 11 of 14 Pages)

CUSIP No. 87675M102

D.	Brent D. Rosenthal

(a)	As of the close of business on March 17, 2023, Mr. Rosenthal beneficially owned 0 share of Common Stock.

Percentage: 0.0%

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the shares of Common Stock by Mr. Rosenthal during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

E.	José R. Izquierdo II

(a)	As of the close of business on March 17, 2023, Mr. Izquierdo beneficially owned 0 share of Common Stock.

Percentage: 0.0%

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the shares of Common Stock by Mr. Izquierdo during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

F.	Roxana Cruz-Rivera

(a)	As of the close of business on March 17, 2023, Ms. Cruz-Rivera beneficially owned 0 share of Common Stock.

Percentage: 0.0%

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the shares of Common Stock by Ms. Cruz-Rivera during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

(Page 12 of 14 Pages)

CUSIP No. 87675M102

G.	Mojdeh L. Khaghan

(a)	As of the close of business on March 17, 2023, Ms. Khaghan beneficially owned 0 share of Common Stock.

Percentage: 0.0%

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the shares of Common Stock by Ms. Khaghan during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

(d)	The dividends from the 1,479,364.25 shares of Common Stock beneficially owned by Ocean Capital and any proceeds from the sale of such shares become assets of Ocean Capital.

(e)	Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended and restated as follows:

On April 4, 2022, Ocean Capital, William Heath Hawk and the 2022 Nominees executed a Joint Filing and Solicitation Agreement with respect to the joint filing of this Schedule 13D and any amendment thereto. On March 17, 2023, the Reporting Persons amended and restated the Joint Filing and Solicitation Agreement (as amended and restated, the “Amended and Restated Joint Filing and Solicitation Agreement”) with respect to the joint filing of this Schedule 13D and any amendment thereto, an executed copy of which is attached hereto as Exhibit A. Other than the Amended and Restated Joint Filing and Solicitation Agreement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss or the giving or withholding of proxies.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit A: Amended and Restated Joint Filing and Solicitation Agreement, dated March 17, 2023.

(Page 13 of 14 Pages)

CUSIP No. 87675M102

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 17, 2023

Ocean Capital LLC

By:	/s/ William Heath Hawk
Name:	William Heath Hawk
Title:	Managing Member

William Heath Hawk

/s/ William Heath Hawk

Ethan A. Danial

/s/ Ethan A. Danial

Brent D. Rosenthal

/s/ Brent D. Rosenthal

José R. Izquierdo II

/s/ José R. Izquierdo II

Roxana Cruz-Rivera

/s/ Roxana Cruz-Rivera

Mojdeh L. Khaghan

/s/ Mojdeh L. Khaghan

Signature Page To TFF I Schedule 13D/A

(Page 14 of 14 Pages)

Exhibit A

AMENDED AND RESTATED JOINT FILING AND SOLICITATION AGREEMENT

PURSUANT TO RULE 13d-1(k)

WHEREAS, certain of the undersigned are stockholders, direct or beneficial, of Tax Free Fund for Puerto Rico Residents, Inc., a Puerto Rico corporation (the “Fund”);

WHEREAS, Ocean Capital LLC, a Puerto Rico limited liability company (“Ocean Capital”), William Heath Hawk, Ethan A. Danial, Brent D. Rosenthal and José R. Izquierdo II are parties to a Joint Filing and Solicitation Agreement dated April 4, 2022 (the “Existing Agreement”), pursuant to which, among other things, the parties agreed to form a group for the purpose of soliciting proxies for Ocean Capital’s nominees and proposal with respect to the Fund’s 2022 annual meeting of stockholders (including any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof, the “2022 Annual Meeting”);

WHEREAS, when the 2022 Annual Meeting was last reconvened on March 9, 2023, a quorum was present and, as Ocean Capital’s nominees for the 2022 Annual Meeting, Messrs. Danial, Rosenthal and Izquierdo received a plurality of the votes cast;

WHEREAS, the Fund has refused to recognize the valid election of Messrs. Danial, Rosenthal and Izquierdo;

WHEREAS, Ocean Capital has notified the Fund of its intent to, among other things, nominate Roxana Cruz-Rivera and Mojdeh L. Khaghan for election as directors at the Fund’s 2023 annual meeting of stockholders (including any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof, the “2023 Annual Meeting”);

WHEREAS, Ocean Capital, William Heath Hawk, Ethan A. Danial, Brent D. Rosenthal, José R. Izquierdo II, Roxana Cruz-Rivera and Mojdeh L. Khaghan wish to form a new group (collectively, the “Group”) for the purpose of seeking representation on the Fund’s Board of Directors (the “Board”) at the 2022 Annual Meeting and the 2023 Annual Meeting and for the purpose of taking all other action necessary to achieve the foregoing;

WHEREAS, it is the parties’ intention that Messrs. Danial, Rosenthal and Izquierdo, as Ocean Capital’s nominees for the 2022 Annual Meeting, not be treated as “participants” (as such term is used in Instruction 3 to Item 4 of the Schedule 14A) in Ocean Capital’s solicitation of proxies for the 2023 Annual Meeting and that Mses. Cruz-Rivera and Khaghan, as Ocean Capital’s nominees for the 2023 Annual Meeting, not be treated as participants in Ocean Capital’s solicitation of proxies for the 2022 Annual Meeting; and

WHEREAS, in connection with the formation of the Group, the undersigned desire to amend and restate the Existing Agreement as set forth herein.

NOW, IT IS AGREED, this 17th day of March 2023 by the parties hereto:

1. In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), each of the undersigned agrees to the joint filing on behalf of each of them of statements on Schedule 13D, and any amendments thereto, with respect to the securities of the Fund. Each member of the Group shall be responsible for the accuracy and completeness of his, her or its own disclosure therein, and is not responsible for the accuracy and completeness of the information concerning the other members, unless such member knows or has reason to know that such information is inaccurate. Ocean Capital or its representative shall provide each member of the Group with copies of all Schedule 13D filings and other public filings to be filed on behalf of such member at least 24 hours prior to the filing or submission thereof.

2. So long as this agreement is in effect, each of the undersigned shall provide written notice to William Health Hawk of (i) any of their purchases or sales of securities of the Fund; or (ii) any securities of the Fund over which they acquire or dispose of beneficial ownership. Notice shall be given no later than 24 hours after each such transaction.

3. Each of the undersigned agrees to form the Group for the purpose of (i) seeking the enforcement of the results of the 2022 Annual Meeting, (ii) soliciting proxies or written consents for proposals submitted to stockholders for approval and the election of the persons nominated by Ocean Capital to the Board at the 2023 Annual Meeting, (iii) taking such other actions as the parties deem advisable and (iv) taking all other action necessary or advisable to achieve the foregoing; provided, however, that (x) Messrs. Danial, Rosenthal and Izquierdo, as Ocean Capital’s nominees for the 2022 Annual Meeting, shall not participate in the solicitation of proxies for the approval of Ocean Capital’s proposals (including the election of its nominees) at the 2023 Annual Meeting, and (y) Mses. Cruz-Rivera and Khaghan, as Ocean Capital’s nominees for the 2023 Annual Meeting, shall not be obligated to take any action with respect to the 2022 Annual Meeting.

4. Ocean Capital shall have the right to pre-approve all expenses incurred in connection with the Group’s activities and agree to pay directly all such pre-approved expenses.

5. Each of the undersigned agrees that any SEC filing, press release or stockholder communication proposed to be made or issued by the Group or any member of the Group in connection with the Group’s activities set forth herein (collectively, “Communications”) shall be first approved by Ocean Capital, or its representatives, and by William Health Hawk to the extent any such Communications refer to his or her, as applicable, credentials or experience, which approval shall not be unreasonably withheld.

6. The relationship of the parties hereto shall be limited to carrying on the business of the Group in accordance with the terms of this Agreement. Such relationship shall be construed and deemed to be for the sole and limited purpose of carrying on such business as described herein. Nothing herein shall be construed to authorize any party to act as an agent for any other party, or to create a joint venture or partnership, or to constitute an indemnification. Nothing herein shall restrict any party’s right to purchase or sell securities of the Fund, as he or it deems appropriate, in his or its sole discretion, provided that all such sales are made in compliance with all applicable securities laws.

7. This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which, taken together, shall constitute but one and the same instrument, which may be sufficiently evidenced by one counterpart.

8. In the event of any dispute arising out of the provisions of this Agreement or their investment in the Fund, the parties hereto consent and submit to the exclusive jurisdiction of the Federal and State Courts in the State of Delaware.

9. Any party hereto may terminate his or its obligations under this Agreement on 24 hours’ written notice to all other parties, with a copy by email to William Heath Hawk, c/o: Ocean Capital LLC, [personal information redacted].

10. Each party acknowledges that Ocean Capital shall, in its sole discretion, select and retain counsel for both the Group and Ocean Capital and its affiliates relating to their investment in the Fund.

11. Each of the undersigned parties hereby agrees that this Agreement shall be filed as an exhibit to a Schedule 13D pursuant to Rule 13d-1(k)(1)(iii) under the Exchange Act.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first above written.

Ocean Capital LLC

By:	/s/ William Heath Hawk
	Name:	William Heath Hawk
	Title:	Managing Member

William Heath Hawk

/s/ William Heath Hawk

Ethan A. Danial

/s/ Ethan A. Danial

Brent D. Rosenthal

/s/ Brent D. Rosenthal

José R. Izquierdo II

/s/ José R. Izquierdo II

Roxana Cruz-Rivera

/s/ Roxana Cruz-Rivera

Mojdeh L. Khaghan

/s/ Mojdeh L. Khaghan